UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING SEC File Number: 001-8729 CUSIP Number: 909214306

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Unisys Corporation Full Name of Registrant
N/A Former Name if Applicable
801 Lakeview Drive, Suite 100 Address of Principal Executive Office (Street and Number)
Blue Bell, Pennsylvania 19422 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Unisys Corporation (the “Company”) is unable to file, without unreasonable effort and expense and within the prescribed time period, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”). The Audit & Finance Committee of the Company’s Board of Directors (the “Audit Committee”) is conducting an internal investigation regarding certain disclosure controls and procedures matters, including, but not limited to, the dissemination and communication of information within certain parts of the organization. The investigation is ongoing. Following the evaluation of the results of the investigation, the Company expects that it may determine that there are one or more material weaknesses in its internal control over financial reporting, which may result in a conclusion that the Company’s disclosure controls and procedures and internal control over financial reporting are not effective.
The Audit Committee requires additional time to complete its investigation and the Company and its independent registered public accounting firm require incremental time to complete their respective reviews of the Company’s internal controls and procedures. Notwithstanding the foregoing, the Company does not expect the investigation to result in any changes to the financial results in the Company’s previously reported financial statements or impact the financial results in the Company’s unaudited financial statements for the period as of and ended September 30, 2022. While the Company is working to finalize its investigation and evaluation of its disclosure controls and procedures and complete remediation actions as soon as possible, it does not expect to be in a position to file the Form 10-Q within the five calendar days following the prescribed due date.
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Debra McCann	215	274-1816
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNISYS CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 7, 2022	By:	/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer (Principal Financial Officer)
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).